                            SCOPUS TECHNOLOGY, INC.
               STATEMENT OF COMPUTATION OF NET INCOME PER SHARE
                                  (Unaudited)
                 (Amounts in thousands, except per share data)

                                                                    Exhibit 11.1


                                                  THREE MONTHS ENDED
                                                       JUNE 30,
                                                    1995      1996
                                                  --------  --------
Weighted average number of common
 shares outstanding                                 9,171     11,780

Shares issuable pursuant to stock
 option plans, less shares assumed
 repurchase at average fair market
 value during the period.                             577        960

Shares issuable pursuant to stock
 option plans during the 12 month
 period prior to the filing of the
 initial public offering price of
 $12.00 per share                                     829         --

Number of shares used for computation
 of earnings per share (Primary)                   10,577     12,740

Net income                                        $    81    $   848

Net income per share (1)                          $  0.01    $  0.07


(1) There is no difference between primary and fully diluted net income per share.



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